

14030257

SECU SSION

Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC Mail Processing Section

DEC 19 2014

Washington DC 404

SEC FILE NUMBER
8- 50538

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/2013 (MM/DD/YY) AND ENDING 10/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BMO NESBITT BURNS SECURITIES LTD.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 FIRST CANADIAN PLACE - 100 KING STREET WEST
(No. and Street)

TORONTO (City) ONTARIO, CANADA (State) M5X 1A1 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PETER HINMAN 416-359-6800 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

333 BAY STREET, SUITE 4600, TORONTO, ONTARIO, CANADA M5H 2S5
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, PETER HINMAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BMO NESBITT BURNS SECURITIES LTD., as of OCTOBER 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

CHIEF FINANCIAL OFFICER

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BMO NESBITT BURNS SECURITIES LTD.

(A WHOLLY-OWNED SUBSIDIARY OF
BMO NESBITT BURNS INC.)

Statement of Financial Condition
(Expressed in U.S. dollars)

October 31, 2014

(With Report of Independent Registered Public Accounting Firm thereon)



KPMG LLP
Bay Adelaide Centre
Suite 4600
333 Bay Street
Toronto, ON M5H 2S5

Telephone (416) 777-8500
Fax (416) 777-8818
www.kpmg.ca

Report of Independent Registered Public Accounting Firm

The Board of Directors
BMO Nesbitt Burns Securities Ltd.:

We have audited the accompanying statement of financial condition of BMO Nesbitt Burns Securities Ltd (the "Company") as of October 31, 2014 (the "financial statement"). The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the Company as of October 31, 2014, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada
December 17, 2014

BMO NESBITT BURNS SECURITIES LTD.

(A WHOLLY-OWNED SUBSIDIARY OF BMO NESBITT BURNS INC.)

Statement of Financial Condition
(Expressed in U.S. dollars)

October 31, 2014

Assets

Cash and cash equivalents (note 5)	$ 2,131,246
Segregated cash for regulation purposes (note 6)	1,980,085
Deposit	25,257
Receivable from carrying broker (note 7)	172,940
Due from parent (note 9)	2,192,984
Deposit with carrying broker	106,900
Income taxes receivable	343,228
Deferred income taxes	557
Total assets	$ 6,953,197

Liabilities and Stockholder's Equity

Liabilities:	
Income taxes payable	$ 279,648
Other liabilities	3,114
Stockholder's equity:	
Capital stock (note 8)	1,000,000
Additional paid-in capital	1,000,000
Retained earnings	4,670,435
	6,670,435
Total liabilities and stockholder's equity	$ 6,953,197

The accompanying notes to statement of financial condition are an integral part of this statement.

1. Organization and nature of business:

BMO Nesbitt Burns Securities Ltd. (the "Company") was incorporated under the Canada Business Corporations Act on September 23, 1997. In the United States of America, the Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority. The Company's primary source of revenue is commission fees for services provided to U.S. resident clients. The Company clears transactions executed on U.S. exchanges on a fully disclosed basis through J.P. Morgan Clearing Corp., the carrying broker. Accordingly, the Company does not hold customer funds or safe keep customer securities.

The Company is a wholly-owned subsidiary of BMO Nesbitt Burns Inc. (the "Parent"), a Canadian-owned investment dealer. The Parent is wholly-owned by BMO Nesbitt Burns Holdings Corporation, which is ultimately controlled by Bank of Montreal (the "Bank"). The Parent is a member of the Investment Industry Regulatory Organization of Canada and a participant on all major Canadian stock exchanges. The Company is located in Toronto, Canada.

2. Significant accounting policies:

(a) Basis of presentation:

This statement of financial condition has been prepared in accordance with generally accepted accounting principles in the United States of America.

(b) Cash and cash equivalents:

The Company considers deposits in banks, term deposits, and U.S. Treasury Bills with original maturities of three months or less as cash and cash equivalents.

2. Significant accounting policies (continued):

(c) Securities transactions:

Securities transactions are recorded on a settlement date basis. Related commission revenue and expenses are recorded on a trade date basis.

(d) Income taxes:

Deferred income taxes are provided in recognition of temporary differences between the carrying amount of assets and liabilities and their respective tax bases, operating losses and tax credit carry-forwards made for financial reporting and income tax purposes. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax expense or benefits are recognized in the financial statements for the changes in deferred tax assets or liabilities between years.

(e) Translation of foreign currency:

Monetary assets and liabilities related to Canadian dollar foreign currency balances are converted into U.S. dollars at the exchange rate in effect at the year-end date. Non-monetary assets and liabilities related to Canadian dollar foreign currency balances are converted into U.S. dollars at the exchange rates prevailing at the transaction dates. Revenue and expenses related to Canadian dollar foreign currency transactions are converted into U.S. dollars at the average exchange rate prevailing for the year.

(f) Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

2. Significant accounting policies (continued):

(g) Fair values of financial assets and liabilities:

We record securities at fair value, and other non-trading assets and liabilities at their original amortized cost less allowances or write-downs for impairment. Where there is no quoted market value, fair value is determined using a variety of valuation techniques and assumptions.

Fair value amounts disclosed represent point-in-time estimates that may change in subsequent reporting periods due to market conditions or other factors. Fair value represents our estimate of the amounts for which we could exchange the financial instruments with willing third parties who were interested in acquiring the instruments. In most cases, however, the financial instruments are not typically exchangeable or exchanged and, therefore, it is difficult to determine their fair value. In those cases, we have estimated fair value taking into account only changes in interest rates and credit risk that have occurred since we acquired them or entered into the underlying contracts. These calculations represent management's best estimates based on a range of methodologies and assumptions; since they involve uncertainties, the fair values may not be realized in an actual sale or immediate settlement of the instruments.

Financial Accounting Standards Board ("FASB") Accounting Standard Codification ("ASC") 820 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the observability of inputs as follows:

(i) Level 1:

Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

(ii) Level 2:

Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

(iii) Level 3:

Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

3. Concentration of credit risk:

Credit risk is the amount of accounting loss the Company would incur if a counterparty failed to perform its obligations under contractual terms. Clearing and depository operations for the Company are performed through the clearing broker. The Company reviews, as considered necessary, the credit standing of the counterparties with which the Company conducts business. The Company's exposure to credit risk associated with the non-performing counterparties in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile securities markets, credit markets and regulatory changes.

4. Fair values of financial instruments:

The fair values of financial assets and financial liabilities approximate their carrying amounts due to their imminent maturity or short-term nature.

5. Cash and cash equivalents:

At October 31, 2014, cash and cash equivalents included a U.S. dollar-denominated Treasury Bill with a maturity date of December 11, 2014 in the amount of $2,100,000. The carrying value of the security owned approximates its fair value because of the short-term maturity of the financial instrument. The fair value of the Company's position in U.S. dollar-denominated Treasury Bill is based on observable market inputs.

6. Segregated cash for regulation purposes:

This balance is segregated in a special reserve bank account for the exclusive benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

7. Receivable from carrying broker:

In accordance with the Clearing Services Agreement (the "Agreement") with the Carrying Broker, the Company introduces clients to the Carrying Broker, to be dealt with and carried on the books of the Carrying Broker, in accordance with the SEC Rules. Accordingly, the Company does not carry nor hold customers' cash or securities.

The Carrying Broker performs certain securities trading, clearing and settling and recordkeeping services as agent for and on behalf of the Company. The Carrying Broker performs its services for a flat fee per trade, subject to certain additional charges. Interest relating to client accounts is also split according to the Agreement. The Company is responsible for any losses or bad debts incurred by the Carrying Broker.

8. Capital stock:

Authorized:	
Unlimited Class A preferred shares, issuable in series, non-voting	
Unlimited common shares	
Issued and outstanding:	
100 common shares	$ 1,000,000

9. Related party transactions:

In accordance with the Administrative Services Agreement dated October 31, 1997 (Amended on November 1, 2013), the Parent performs certain administrative and order execution services as agent for the Company, as well as providing seconded personnel and management and administrative services to the Company. Under this Agreement, service fees are charged based on an estimate of the time spent by employees of the Parent in servicing the Company. The Company conducts its banking activities and related services through its Parent and also directly with its ultimate parent, the Bank. Cash balances held at the Bank amounted to $31,246 as at October 31, 2014. The Company ceased trading activities through the Parent in 2013 and now clears all transactions through the Carrying Broker.

(Expressed in U.S. dollars)

The following summarizes transactions and balances with related parties during the year, excluding transactions described elsewhere:

Due from Parent:	$ 2,192,984

10. Net capital requirements:

In the United States of America, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 ("Rule 15c3-1"), which requires the maintenance of minimum net capital. The Company has elected to compute its net capital requirements under the alternative method, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit items as shown in the Formula for Reserve Requirement pursuant to Rule 15c3-3. As at October 31, 2014, the Company had net capital of $4,108,409 which is $3,858,409 in excess of the required minimum net capital of $250,000.

The Financial Industry Regulatory Authority, the Company's designated self-regulatory organization, has certain additional capital requirements which provide that equity capital may not be withdrawn nor may cash dividends be paid if the resulting net capital would be less than the greater of 5% of the calculated aggregate debits or 120% of required minimum net capital.

11. Income taxes:

For Canadian tax purposes, the Company files its federal and provincial tax returns separately.

12. Subsequent events:

The Company has evaluated the effects of events that have occurred subsequent to year end, October 31, 2014, and through to December 17, 2014 – the date the financial statements were issued. There have been no events that would require recognition or disclosure in the financial statements.